Exhibit 99.53

VOX ROYALTY CORP.

4TH FLOOR, STRATHVALE HOUSE, CAYMAN ENTERPRISE CITY, 90 NORTH CHURCH STREET, GRAND CAYMAN, CAYMAN ISLANDS

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date	Tuesday, June 22, 2021

Time:	2:00 p.m. Toronto time

Live Webcast:	https://virtual-meetings.tsxtrust.com/1151

Password:	vox2021

NOTICE IS HEREBY GIVEN that an annual and extraordinary general meeting (the “Meeting”) of the shareholders of Vox Royalty Corp. (the “Company”) will be conducted via live webcast for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the year ended December 31, 2020, together with the auditor’s report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

4.	to consider and, if deemed appropriate, to pass, with or without variation, a special resolution approving the continuance of the Company from the Cayman Islands to Ontario, Canada; and

5.	to transact such other business as may properly be put before the Meeting.

Accompanying this Notice of Meeting is the Management Information Circular where you can find more information on how to vote your shares in the Company.

You are entitled to vote at the Meeting if you were a shareholder as at the close of business on May 21, 2021.

Registered shareholders and duly appointed proxyholders can participate in and listen to the presentation, vote and submit questions during the Meeting by visiting the following URL: https://virtual-meetings.tsxtrust.com/1151.

DATED this 25th day of May, 2021

ON BEHALF OF THE BOARD

(signed) “Kyle Floyd”

Kyle Floyd

Chief Executive Officer